

George Zurenda

Experience

Green Tower Development – TX- CCO **01/2013 – Present**

Worked on developing DogWorx 08/2017 – Present

Green Tower Development – HK, BHR, QRT, NZ- Director **10/2007 – Present**

- Interior designer with experience in industrial design, strategic sourcing, logistics, and project management.
- Designed numerous high-end retail spaces, restaurants, hotels, palaces for the royal families of Saudi Arabia, Qatar, and Bahrain, beachfront resorts, and multi-family projects.
- Expert in OEM Design, low-cost country sourcing, and logistics for industrial equipment, building materials and furniture design.
- Management of team members in multiple international offices.